PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Park Hill Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Park Hill Group LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2017

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	24,689,194
Accounts receivable		147,354,352
Interest receivable		2,171,594
Other assets		466,757
Deferred tax asset		11,480
TOTAL ASSETS	$	174,693,377
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	1,025,219
Taxes payable		583,264
Other liabilities		2,466
Due to affiliates		4,936,419
TOTAL LIABILITIES		6,547,368
MEMBER'S EQUITY		168,146,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	174,693,377

See notes to statement of financial condition.

PARK HILL GROUP LLC

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Effective May 21, 2013, the Company registered as a commodities trading advisor with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company is a private fund advisor raising capital primarily from institutional investors for interests in private equity funds, hedge funds and real estate private equity funds that are not publicly traded as well as providing secondary advisory services.

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings is owned by PHG CP Inc. and PJT Partners Holdings LP ("PJT Partners Holdings" or "PJTPH"), subsidiaries of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, interest receivable, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature or they are charged variable market rates of interest.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are held at two major U.S. financial institutions.

Foreign Currency—In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period.

Revenue Recognition—Placement fees are typically recognized as earned upon the acceptance by a fund of capital or capital commitments (referred to as a "closing"), in accordance with the terms set forth in individual agreements. For funds with multiple closings, each closing is treated as a separate performance obligation. As a result, revenue is recognized at each closing as the performance obligations are fulfilled. For open-end fund structures, placement fees are typically calculated as a percentage of a placed investor's month-end net asset value ("NAV"). Typically, fees for such open-

end fund structures are earned over a 48 month period. For these arrangements, revenue is recognized monthly as the amounts become fixed and determinable. Fees for secondary advisory services are recognized when services for the transaction are complete, in accordance with terms set forth in individual agreements.

The Company may receive non-refundable retainers upon execution of agreements with clients to provide capital fund raising or secondary advisory services, which are recognized over the period which the services are provided. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time revenue is recognized. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2016 is reported on the accompanying statement of financial condition as interest receivable.

Accounts Receivable—Accounts receivable include placement fees and reimbursable expenses due from clients, including amounts due from affiliated clients. Included in accounts receivable are long-term receivables which relate to placement fees that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful accounts, if required.

The Company is reimbursed by clients for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund raising or secondary advisory services provided. As of December 31, 2016, $3,840,571 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

The Company does not have any long-term receivables on non-accrual status. Long-term receivables which are more than 90 days past due as of December 31, 2016 were $2,665,390. As of the date these financial statements were issued, $1,915,390 of this past due amount has been collected.

Allowance for Doubtful Accounts—The Company performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Company.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors including the age of the accounts receivable balance and the creditworthiness of the counterparty.

As a result of payments received by the Company during the year, the allowance for doubtful accounts was reduced by $489,873. As of December 31, 2016, the Company determined the allowance for doubtful accounts is $0.

Compensation and Benefits—Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees and partners, and (b) equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation cost related to the issuance of equity-based awards with a requisite service

period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's single member-owner is PHG Holdings LLC, a limited liability company treated as a partnership for federal income tax purposes. The partnership is not liable for federal income taxes, as members/partners are responsible for their own tax payments. Accordingly, no provision for federal income taxes has been made. Based upon various apportionment factors and state income tax laws, PHG Holdings LLC may be liable for income taxes in certain states and/or local jurisdictions.

The deferred tax asset reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has not recorded a valuation allowance against the deferred tax asset, as management believes the entire benefit related to the deferred tax asset meets the "more likely than not" realization standard. A summary of the tax effects of the temporary differences is as follows:

Deferred tax asset

Deferred rent	$	2,447
Unrealized foreign exchange losses and other		9,033
Total	$	11,480

The Company recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Company evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2016, the Company did not have uncertain tax positions with respect to income taxes that had a material impact on the Company's financial statements. The Company does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Company is subject to possible income tax examinations by major taxing authorities for 2013 through 2016.

Contingencies and Litigation—The Company records loss contingencies if (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (b) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a loss will occur, the Company does not record an accrual for a loss contingency but describes the contingency and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made. Costs incurred with defending matters are expensed as incurred.

Insurance Reimbursements—Receipts from insurance reimbursements up to the amount of the losses recognized are considered recoveries. These recoveries are accounted for when they are probable of receipt. Insurance recoveries are not recognized prior to the recognition of the related

loss. Any receivable for insurance recoveries is recorded separately from the corresponding liability, and only if recovery is determined to be probable and reasonably estimable.

Recent Accounting Developments—In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract.

As originally proposed, the guidance was effective prospectively for annual periods beginning after December 15, 2016 including interim periods within that reporting period. In recent re-deliberations, the FASB approved a one-year deferral of the effective date of this guidance, such that it will be effective for annual reporting periods beginning after December 31, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. The Company is still in the process of determining the full impact the adoption of this guidance will have on its financial statements, but plans to adopt the standard using the modified retrospective approach as of January 1, 2018. The Company continues to evaluate guidance issued from the various standard setters and interpretations as available.

In February 2016, the FASB issued new guidance regarding leases. The guidance requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Entities are also required to provide enhanced disclosure about leasing arrangements. The amendments retain lease classifications, distinguishing finance leases from operating leases, using criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Adoption requires a modified retrospective approach. While the Company is still in the process of determining the full impact this guidance will have on its financial statements, the Company has tentatively determined the following based on its evaluation to date: (a) the Company will adopt the standard as of January 1, 2019, and (b) the Company currently expects the adoption of this guidance to have a material impact to the statement of financial condition due to assets and liabilities related to current operating leases being recorded in the statement of financial condition.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of

reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is currently assessing the impact the adoption of this guidance will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to an administrative services and expense agreement between the Company and PJTPH, the Company reimbursed PJTPH for direct and indirect expenses incurred on the Company's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2016, the Company owed PJTPH $761,367.

The Company also had a service agreement with PJT Partners (UK) Limited ("PJT-UK"), a UK affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed though the Financial Conduct Authority. The fee for such services is cost plus 15%. As of December 31, 2016 the Company owed PJT-UK $2,607,989.

The Company also had a service agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in Hong Kong, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. The fee for such services is cost plus 15%. As of December 31, 2016, the Company owed $1,254,869 to PJT-HK.

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2016, there was a balance due to various entities of $312,194.

4. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through April 2020.

The following is a schedule of future minimum lease payments required under these non-cancelable operating leases:

Year Ending December 31,		
2017	$	888,744
2018		914,846
2019		941,717
2020		311,133
	$	3,056,440

Litigation—From time to time, the Company may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Company believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on financial statements of the Company.

Indemnification—The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

5. CONCENTRATIONS OF CREDIT RISK

The Company had one client account for approximately 8% of its accounts receivable at December 31, 2016.

6. MEMBER'S EQUITY

During the year ended December 31, 2016, the Company received contributions to member's equity of $2,500,000.

Subsequent to year end, the Company distributed member's equity of $13,000,000.

7. REGULATORY REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2016, the Company had net capital of $18,141,826, which was in excess of its statutory requirements by $17,891,826.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

9. SUBSEQUENT EVENTS

Except as disclosed in Note 6, the Company has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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